ANNUAL REPORT



03018295

AR/S
P.E.
12-31-02
MAR 27 2003
AR/S

PROCESSED
MAR 2 8 2003
THOMSON FINANCIAL

COOPERATIVE BANKSHARES, INC.

BUILDING ON A TRADITION OF
CUSTOMER SATISFACTION & TRUST SINCE 1898

DECEMBER 31, 2002

Profile

Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank (or the "Bank"); a North Carolina chartered commercial bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank and its subsidiaries. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

Cooperative Bank was chartered in 1898. The Bank's headquarters are located in Wilmington, North Carolina. Cooperative Bank operates 17 financial centers throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla, located on the Outer Banks of North Carolina, to Tabor City, located on the South Carolina border. In addition, the Bank operates a subsidiary, Lumina Mortgage Company, Inc. ("Lumina") as a mortgage banking firm. Lumina has offices in Wilmington, North Carolina; North Myrtle Beach, South Carolina; and Virginia Beach, Virginia. In October 2002, the Bank changed the name of its subsidiary from CS&L Services, Inc. to Lumina Mortgage Company, Inc. The Bank's other subsidiary; CS&L Holdings, Inc. ("Holdings") is a holding company for CS&L Real Estate Trust, Inc. (the "REIT"), which is a newly formed Real Estate Investment Trust. The Federal Deposit Insurance Corporation ("FDIC") insures the Bank's deposit accounts up to applicable limits.

Through its financial centers, the Bank provides a wide range of banking products, including interest bearing and non-interest bearing checking accounts, certificates of deposit and individual retirement accounts. It offers an array of loan products: overdraft protection, commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. In addition, the Bank offers discount brokerage services, annuity sales and mutual funds through a third party arrangement with UVEST Investment Services.

The common stock of the Company is traded on the NASDAQ National Market under the symbol "COOP".

Mission

It is the mission of Cooperative to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, and excellent service for our customers, and to do so while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.

Table Of Contents

Selected Financial and Other Data ---- 2
President's Message ---- 3
Management's Discussion & Analysis ---- 4
Independent Auditors' Report ---- 15
Consolidated Statements of Financial Condition ---- 16
Consolidated Statements of Operations ---- 17
Consolidated Statements of Comprehensive Income ---- 18
Consolidated Statements of Stockholders' Equity ---- 19
Consolidated Statements of Cash Flows ---- 20
Notes to Consolidated Financial Statements ---- 22
Corporate Information ---- 49
Directors, Officers, and Financial Center Locations ---- 50

SELECTED FINANCIAL AND OTHER DATA

At December 31,	2002	2001	2000	1999	1998
			Dollars in Thousands		
Selected Financial Condition Data:					
Assets	$ 504,210	$ 458,114	$ 414,961	$ 410,146	$ 389,773
Loans, net	390,876	373,458	347,486	334,744	321,324
Securities	49,935	47,970	35,027	45,261	44,749
FHLB stock	4,055	4,155	3,755	3,755	2,825
Deposits	357,254	339,830	327,312	304,834	301,656
Borrowed funds	104,678	83,097	55,101	75,106	55,109
Stockholders' equity	38,448	33,618	30,812	29,343	31,613

Year Ended December 31,	2002	2001	2000	1999	1998
			Dollars in Thousands		
Selected Operations Data:					
Interest income	$ 29,496	$ 31,117	$ 31,709	$ 28,449	$ 28,411
Interest expense	13,875	18,916	19,305	16,422	17,212
Net interest income	15,621	12,201	12,404	12,027	11,199
Provision for loan losses	740	460	970	210	330
Noninterest income	4,754	2,040	1,670	1,228	1,180
Noninterest expenses	11,888	9,303	10,193	8,885	8,275
Income before income taxes	7,747	4,478	2,911	4,160	3,774
Net income	4,944	2,889	1,932	2,680	2,385

	2002	2001	2000	1999	1998
Selected Financial Ratios and Other Data:					
Return on average assets	1.05%	0.67%	0.47%	0.69%	0.62%
Return on average equity	13.70%	8.91%	6.35%	8.88%	7.86%
Average stockholders' equity to average assets	7.64%	7.57%	7.38%	7.74%	7.95%
Non-performing assets to total assets	0.24%	0.84%	0.22%	0.35%	1.08%
Allowance for loan losses to total loans	0.75%	0.67%	0.62%	0.39%	0.35%
Dividend payout ratio	11.47%	19.49%	28.09%	-	-
Per Share Data:					
Earnings per:					
Common share - basic	$ 1.74	$ 1.03	$ 0.71	$ 0.95	$ 0.79
Common share - diluted	$ 1.73	$ 1.02	$ 0.69	$ 0.90	$ 0.74
Cash dividends declared	$ 0.20	$ 0.20	$ 0.20	-	-
Tangible book value	$ 13.56	$ 11.86	$ 11.35	$ 10.92	$ 10.38
Number of common shares outstanding	2,835,947	2,835,447	2,714,610	2,687,919	3,046,284

Net income for the year ended December 31, 2002 was $4,944,497 or $1.73 per diluted share, a 71.2% increase over last year. Net income for the year ended December 31, 2001 was $2,888,943, or $1.02 per diluted share. Total assets at December 31, 2002 were $504.2 million as compared to $458.1 million at December 31, 2001, a 10.1% increase in assets during the year. Stockholders' equity at December 31, 2002, was $38.4 million, or $13.56 per share, and represented 7.63% of assets.

In May 2002, we completed our purchase of Lumina Mortgage Company, a Wilmington-based mortgage banking firm with additional offices in Virginia Beach, Virginia, and North Myrtle Beach, South Carolina. This acquisition, in addition to placing us in our two adjacent states, also increases significantly the fee income that will be generated going forward as Lumina is a full service mortgage banking firm, selling its entire product and receiving fee income in return.

Also, in May 2002, we installed an ATM at Wrightsville Beach providing additional bank services both to the vacationers from outside of our area as well as our customer base who find it convenient to bank at Wrightsville Beach.

During 2002, the Company continued paying a quarterly cash dividend of $.05 per share to our stockholders, and it is our hope and intention to continue paying such dividends in the future.

On December 31, 2002, the Bank completed its previously announced conversion from a state savings bank to a state commercial bank. This conversion formalizes the transition that the Bank has been making over the past several years from a savings institution to a full service community bank. The official name of the bank is now, Cooperative Bank.

In summary, the past year has been an exciting one for our Company. We have experienced a dramatic improvement in earnings and efficiencies, and significant growth in retail and commercial loans, making our balance sheet increasingly more bank-like. The acquisition of Lumina Mortgage Company will increase the non interest earnings of the Company as well as provide additional outlets for the origination of mortgage loans in our two adjacent states. As I look to the future, I do so with a great deal of confidence in our ability to continue to provide banking services to the people of Eastern North Carolina, and now to those in Virginia and South Carolina as well. I thank you for your continued support.

Sincerely yours,
Frederick Willetts, III
President

General

Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company is the parent company of Cooperative Bank (the "Bank"); a North Carolina chartered commercial bank. Cooperative Bank, headquartered in Wilmington, North Carolina was chartered in 1898. The Bank provides financial services through 17 financial centers in Eastern North Carolina. The Bank's subsidiary, Lumina Mortgage Company, Inc. ("Lumina") is a mortgage banking firm originating and selling residential mortgage loans through offices in Wilmington, North Carolina; North Myrtle Beach, South Carolina; and Virginia Beach, Virginia. In October 2002, the Bank changed the name of its subsidiary from CS&L Services, Inc. to Lumina Mortgage Company, Inc. The Bank's other subsidiary; CS&L Holdings, Inc. ("Holdings") is a holding company for CS&L Real Estate Trust, Inc. (the "REIT"), which is a newly formed real estate investment trust. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

The following is management's discussion and analysis presented to assist in understanding the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented in this report.

Critical Accounting Policy

The Bank's most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Bank's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. For further information on the allowance for loan losses, see the "Financial Condition" in Management's Discussion and Analysis and Note 3 of the "Notes to Consolidated Financial Statements" included in this Annual Report.

Management Strategy

Cooperative Bank's lending activities have traditionally concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. In recent years, however, the Bank has emphasized origination of nonresidential real estate loans, equity lines of credit, and secured and unsecured consumer and business loans. As of December 31, 2002 approximately $268 million, or 69%, of the Bank's loan portfolio, which excludes loans held for sale, consisted of loans secured by residential properties. This amount includes $32 million of loans classified as construction and land development. This was down from approximately $273 million, or 73% at December 31, 2001. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2002, adjustable rate and fixed rate loans totaled approximately 65% and 35%, respectively, of the Bank's total loan portfolio.

The Bank has chosen to sell a large percentage of its fixed rate mortgage loan originations in the secondary market and through brokered arrangements. This enables the Bank to invest its funds in commercial loans, while increasing fee income. This is part of the continuing effort to restructure the balance sheet and operations to be more reflective of a commercial bank.

In 2002, the Bank sold $8.8 million in loans in the secondary market where the Bank retained the servicing of the loans and receives a fee payable monthly of up to ¼% per annum of the unpaid balance of each loan. In addition, the bank sold $6.3 million in the secondary market and $24.5 million through a brokered arrangement where the bank released the servicing of the loans. Lumina sold $90.4 million in the secondary market during 2002.

The growth in the loan portfolio has been concentrated in real estate-backed construction and land development and commercial loans. These loans generally involve a higher level of credit risk than one-to-four family residential lending due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions and the volatility of the collateral. This increased risk also causes the allowance for loan losses to increase, which is the primary reason for the increase in the allowance over the past three years.

The Bank has begun construction to build additional branches in Wilmington and Morehead City, North Carolina.

Interest Rate Sensitivity Analysis

Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2002, the Company had a one-year positive gap position of 4.9%. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income, while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.

INTEREST RATE SENSITIVITY ANALYSIS

December 31, 2002	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	Total
			(Dollars in thousands)		
Interest-earning assets:					
Securities	$ 22,453	$ 18,801	$ 3,699	$ 4,982	$ 49,935
Interest-bearing bank balances	-	-	-	-	-
Federal Home Loan Bank stock	4,055	-	-	-	4,055
All Loans	302,572	108,233	7,631	1,037	419,473
Total	$ 329,080	$ 127,034	$ 11,330	$ 6,019	$ 473,463
Interest-bearing liabilities:					
Deposits	$ 237,934	$ 91,321	$ 8,199	$ -	$ 337,454
Borrowed funds	66,589	20,010	18,015	64	104,678
Total	$ 304,523	$ 111,331	$ 26,214	$ 64	$ 442,132
Interest rate sensitivity gap	$ 24,557	$ 15,703	$ (14,884)	$ 5,955	$ 31,331
Cumulative interest rate sensitivity gap	$ 24,557	$ 40,260	$ 25,376	$ 31,331	
Cumulative ratio of interest-earning assets to interest-bearing liabilities	108.1%	109.7%	105.7%	107.1%	
Ratio of cumulative gap to total assets	4.9%	8.0%	5.0%	6.2%	

Market Risk

The Company's primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest earning assets and interest bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by the Company's interest earning assets or the cost of its interest bearing liabilities, thus directly impacting the Company's overall earnings. The Company's management actively monitors and manages interest rate risk. One way this is accomplished is through the development of and adherence to the Company's asset/liability policy. This policy sets forth management's strategy for matching the risk characteristics of the Company's interest earning assets and liabilities so as to mitigate the effect of changes in the rate environment.

One way to measure the Company's potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company's Economic Value of Equity ("EVE"). At December 31, 2002, the percentage of negative estimated change in EVE is reduced in the rising rate environments as compared to the estimated change at December 31, 2001. Changes to EVE in declining rate environments from December 31, 2001, to December 31, 2002, are negatively impacted. The following table sets forth information relating to the Company's EVE and the estimated changes under various interest rate change scenarios as of December 31, 2002 (in thousands).

Market Risk Table
December 31, 2002

Change in Interest Rates	Economic Value of Equity		Estimated $ Change	Estimated % Change
400 basis point rise	$	31,946	(10,604)	-25%
300 basis point rise		34,651	(7,899)	-19%
200 basis point rise		37,754	(4,796)	-11%
100 basis point rise		41,277	(1,273)	-3%
Base Scenario		42,550	-	
100 basis point decline		41,745	(805)	-2%
200 basis point decline		40,570	(1,980)	-5%
300 basis point decline		41,887	(663)	-2%
400 basis point decline		45,011	2,461	6%

Computation of prospective effects of hypothetical interest rate changes, such as the above computations, are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions management could undertake in response to sudden changes in interest rates.

Liquidity

The Company's goal is to maintain adequate liquidity to meet potential funding needs of loan and deposit customers, pay operating expenses, and meet regulatory liquidity requirements. Maturing securities, principal repayments of loans and securities, deposits, income from operations and borrowings are the main sources of liquidity. Scheduled loan repayments are a relatively predictable source of funds, unlike deposits and loan prepayments that are significantly influenced by general interest rates, economic conditions and competition.

At December 31, 2002, the estimated market value of liquid assets (cash, cash equivalents, marketable securities and loans held for sale) was approximately $87.6 million, representing 19.0% of deposits and borrowed funds as compared to $60.5 million or 14.3% of deposits and borrowed funds at December 31, 2001. Management maintains a portfolio generally consisting of mortgage-backed securities and securities with short maturities (within 5 years) and call dates, consistent with the Bank's focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain or loss included as a component of shareholders' equity, net of deferred taxes.

The Company's securities portfolio consists of U.S. Treasury, U.S. Government agency, mortgage-backed and other permissible securities including preferred stock from the Federal Home Loan Mortgage Corporation ("FHLMC"), a Household Finance Corporation note and a Ford Motor Credit Company Note. The Federal National Mortgage Association (FNMA) and FHLMC guarantee the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

The mortgage-backed and related securities owned by the Company are subject to repayment by the mortgagors of the underlying collateral at any time. These repayments may be affected by a rising or declining interest rate environment. During a rising or declining interest rate environment, repayments and the interest rate caps may subject the Company's mortgage-backed and related securities to yield and/or price volatility.

The Company's primary uses of liquidity are to fund loans and to purchase investments. At December 31, 2002, outstanding off-balance sheet commitments to extend credit totaled $38.2 million, and the undisbursed portion of construction loans was $32.7 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

Contractual Obligations and Commitments

The Bank enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Bank commits to lend funds in the future such as credit lines and loan commitments. Below is a table of such contractual obligations and commitments at December 31, 2002 (in thousands).

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Borrowed Funds	$ 104,678	$ 61,585	$ 15,000	$ 5,000	$ 23,093
Lease Obligations	2,998	285	471	264	1,978
Deposits	357,254	294,339	62,653	181	81
Total Contractual Cash Obligations	$ 464,930	$ 356,209	$ 78,124	$ 5,445	$ 25,152

	Amount of Commitment Expiration Per Period				
Other Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Undisbursed portion of home equity collateralized primarily by junior liens on 1-4 family properties	$ 14,130	$ 633	$ 1,414	$ 411	$ 11,672
Other commitments and credit lines	13,843	3,144	7,631	295	2,773
Undisbursed portion of construction loans	32,667	32,667	-	-	-
Available for sale mortgage loan commitments	3,729	3,729	-	-	-
Fixed-rate mortgage loan commitments	879	879	-	-	-
Adjustable-rate mortgage loan commitments	5,614	5,614	-	-	-
Total Commitments	$ 70,862	$ 46,666	$ 9,045	$ 706	$ 14,445

Capital

Stockholders' equity at December 31, 2002, was $38.4 million, up $4.8 million, or 14.4%, from $33.6 million at December 31, 2001. The improved capital position during the year 2002 reflects the impact of earnings retention after the declaration of cash dividends of $567,163, or $0.20 per share, and the exercising of 500 stock options. Stockholders' equity at December 31, 2002 and December 31, 2001 includes unrealized gains net of tax of $635,500 and $188,278, respectively, on securities available for sale.

Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2002, the Bank's leverage capital ratio was 7.52%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 2002, the Bank had a ratio of qualifying total capital to risk-weighted assets of 11.00%.

The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the "Federal Reserve Board"). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank.

The Company currently exceeds all of its capital requirements. Management expects the Company to continue to exceed these capital requirements without altering current operations or strategies. For further information, see Note 7 of Notes to Consolidated Financial Statements.

On December 19, 2002, the Company's Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share. The dividend was payable January 17, 2003, to shareholders of record on January 2, 2003. Any future payment of dividends is dependent on the financial condition and capital needs of the Company, requirements of regulatory agencies, and economic conditions in the marketplace.

Related Party Transactions

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility, nor present any unfavorable features. The one exception is officers can participate in the Bank's employee loan program which offers a six month adjustable rate that is 1% above the Bank's cost of funds rounded up to the next ¼%. An employee can only have one property at any given time that qualifies for the employee rate program. The interest rate is the only favorable term. Officers do not get preferential treatment in this program over other employees. For further information, see Note 3 of Notes to Consolidated Financial Statements included in this Annual Report and the Company's Proxy Statement for its 2003 Annual Meeting of Stockholders.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

Financial Condition

The Company's total assets increased 10.1% to $504.2 million at December 31, 2002, as compared to $458.1 million at December 31, 2001. The major changes in the assets are as follows: an increase of $2.9 million (57.2%) in held to maturity securities, an increase of $17.4 million (4.7%) in net loans receivable, and a $1.6 million (15.2%) increase in other assets. In addition, primarily due to the Lumina purchase, loans held for sale were $25.7 million at December 31, 2002 and there was not a similar asset at December 31, 2001. Although the Company has historically concentrated its lending activities on the origination of loans for the purpose of financing or refinancing residential properties, it is now actively pursuing construction, land development, consumer, and business lending. The Bank funded the increase in securities, loans and other assets with a $17.4 million (5.1%) increase in retail deposits, a $21.6 million (26.0%) increase in borrowed funds and other available liquid assets. The increase in deposits was primarily in the seven month certificates due to the customer's desire to stay short in the current rate environment. The Bank also attracted an additional $7.2 million in internet deposits. Internet deposits are primarily obtained from other financial institutions in increments of $99,000 with terms primarily of one or two years. The increase in borrowings was due to a short term loan from another financial institution, used to fund the loans held for sale. This loan is collateralized by the loans held for sale. The increase in other assets was due to an increase in cash surrender value of bank owned life insurance ("BOLI") of $1.4 million and a $662,000 increase in Goodwill due to the purchase of Lumina Mortgage Company. Other liabilities increased $2.2 million (206.5%) primarily due to accounts payable and accrued expenses.

The Company's nonperforming assets (nonaccrual loans, accruing loans 90 days or more delinquent and foreclosed real estate) were $1.2 million, or 0.24% of assets, at December 31, 2002, compared to $3.8 million or 0.84% of assets, at December 31, 2001. The Company usually assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of nonperforming assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $2.9 million at December 31, 2002 is adequate to cover probable losses inherent in the loan portfolio.

Management considers a variety of factors in establishing the appropriate levels for the provision and the allowance for loan losses. Consideration is given to, among other things, the impact of current economic conditions, the diversification of the loan portfolio, historical loss experience, the review of loans by the loan review personnel, the individual borrower's financial and managerial strengths, and the adequacy of underlying collateral.

The process used to allocate the allowance for loan losses considers, among other factors, whether the borrower is a mortgage, retail or commercial customer, whether the loan is secured or unsecured, and whether the loan is an open or closed-end agreement. Generally, loans are reviewed and risk graded among groups of loans with similar characteristics. An independent third party annually reviews our risk grades for appropriateness. The probable loss projections for each risk grade group are the basis for the allowance allocation. The loss estimates are based on prior experience, general risk associated with each loan group and current economic conditions. The unallocated allowance for loan losses primarily represents the impact of certain conditions that were not considered in allocating the allowance to the specific components of the loan portfolio.

At December 31, 2002 deposits had increased $17.4 million (5.1%) to $357.3 million as compared to $339.8 million at December 31, 2001. With the focus to restructure the balance sheet to be more reflective of a commercial bank, management took an aggressive position in attracting interest and noninterest bearing demand deposit accounts. Interest and noninterest bearing demand accounts increased $4.2 million (11.6%) to $40.4 million as compared to $36.2 million at December 31, 2001.

Results of Operations

The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans, securities and interest–bearing deposits in other banks offset by the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company's operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government, and the policies of regulatory authorities.

Net Income

Net income increased 71.2% to $4.9 million for 2002, as compared to $2.9 million in 2001 and $1.9 million in 2000. The following analysis of the Company's results of operations will explain the changes that had an effect on net income for the three years under review.

Interest Income

Interest income amounted to $29.5 million during 2002, a $1.6 million (5.2%) decrease from 2001 levels, which decreased $592,000 (1.9%) from the 2000 levels. Interest income reduction during 2002 resulted from lower yields on earning assets. The average balance of interest-earning assets increased 8.1% but was more than offset by the yield decreasing 93 basis points as compared to the same period a year ago. The yield fell because of the action the Federal Reserve took to reduce interest rates hoping to spur the economy. The Federal Reserve's actions continue to cause adjustable rate loans to adjust down and new loans to be made at a lower rate. During 2001, the decrease in interest income was due to the yield on average interest-earning assets decreasing 37 basis points because of the interest rate cuts. The average balance of interest-earning assets increased 3.0% as compared to 2000. The yield on average interest-earning assets for the year 2002 decreased to 6.62% as compared to 7.55% for 2001 and 7.92% for 2000.

Interest Expense

Interest expense amounted to $13.9 million during 2002, a $5.0 million (26.7%) decrease from 2001 levels, compared to a $388,000 (2.0%) decrease from 2000 to 2001. The decrease in interest expense during 2002 resulted from a lower cost of interest-bearing liabilities. During 2002, the average balance of interest-bearing liabilities increased 9.5% but was more than offset by the cost decreasing 164 basis points as compared to 2001. During 2001 the decrease in interest expense was due to a 26 basis point drop in the average rate paid against a 3.2% increase in the average balance of interest-bearing liabilities as compared to 2000. The average cost on interest-bearing liabilities for the year 2002 decreased to 3.33% as compared to 4.97% for 2001 and 5.23% for 2000.

Net Interest Income

Net interest income totaled $15.6 million during 2002, an increase of $3.4 million or 28.0% over 2001, when net interest income was $12.2 million. During 2001, net interest income decreased $203,000 or 1.6% under the $12.4 million recorded during 2000. The Average Yield/Cost Analysis table analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2002. The Rate/Volume Analysis table identifies the causes for changes in interest income and interest expense for 2002 and 2001. The interest rate spread was 3.29% for 2002, compared to 2.58% for 2001 and 2.69% for 2000. The increased interest rate spread can be attributed to the fact that liabilities have repriced more than assets during 2002. The net yield on interest-earning assets was 3.51% for 2002 compared to 2.96% for 2001 and 3.10% for 2000.

During 2001, the Bank provided a retirement benefit for its Board of Directors, President and Executive Vice President. In addition, the Directors can now defer their Board compensation. These benefits are funded through the purchase of BOLI, which should enable the Bank to provide these benefits without a reduction to net income. This transaction will have a negative impact on net interest income of approximately $350,000 annually because it was funded with borrowed funds. Noninterest income should be positively affected by approximately $320,000 annually.

AVERAGE YIELD/COST ANALYSIS

The following table contains information relating to the Company's average balance sheets and reflects the average yield on earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. The average loan portfolio balances include nonaccrual loans.

	For the year ended								
	DECEMBER 31, 2002			DECEMBER 31, 2001			DECEMBER 31, 2000		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest-earning assets:									
Interest-bearing deposits in other banks	$ 2,732	$ 48	1.76%	$ 7,648	$ 271	3.54%	$ 9,528	$ 390	4.09%
Securities:									
Available for sale	41,185	2,184	5.30%	36,671	2,212	6.03%	21,619	1,267	5.86%
Held to maturity	7,206	433	6.01%	7,452	400	5.37%	18,385	1,066	5.80%
FHLB stock	4,141	220	5.31%	3,761	254	6.75%	3,755	291	7.75%
All loans	390,210	26,611	6.82%	356,540	27,980	7.85%	346,848	28,695	8.27%
Total interest-earning assets	445,474	$29,496	6.62%	412,072	31,117	7.55%	400,135	31,709	7.92%
Non-interest earning assets	27,330			16,676			11,665		
Total assets	$472,804			$428,748			$411,800		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits	334,980	10,146	3.03%	$ 319,777	$ 15,353	4.80%	$ 303,379	$ 15,062	4.96%
Borrowed funds	81,867	3,729	4.55%	60,943	3,563	5.85%	65,470	4,243	6.48%
Total interest-bearing liabilities	416,847	$13,875	3.33%	380,720	18,916	4.97%	368,849	19,305	5.23%
Non-interest bearing liabilities	19,855			15,588			12,549		
Total liabilities	436,702			396,308			381,398		
Stockholders' equity	36,102			32,440			30,402		
Total liabilities and stockholders' equity	$472,804			$428,748			$411,800		
Net interest income		$15,621			$12,201			$12,404	
Interest rate spread			3.29%			2.58%			2.69%
Net yield on interest-earning assets			3.51%			2.96%			3.10%
Percentage of average interest-earning assets to average interest-bearing liabilities			106.9%			108.5%			108.5%

RATE/VOLUME ANALYSIS

The table below provides information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by old rate) and (ii) changes in rates (change in rate multiplied by old volume). The changes attributable to changes in rate-volume have been allocated to the other categories based on relative absolute values.

(Dollars in thousands)	For the year ended December 31, 2001 vs. December 31, 2002 Increase (Decrease) Due to			For the year ended December 31, 2000 vs. December 31, 2001 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest-bearing deposits in other banks	$ (126)	$ (97)	$ (223)	$ (72)	$ (47)	$ (119)
Securities:						
Available for sale	255	(283)	(28)	906	39	945
Held to maturity	(13)	46	33	(593)	(73)	(666)
FHLB stock	24	(58)	(34)	-	(37)	(37)
All loans	2,497	(3,866)	(1,369)	788	(1,503)	(715)
Total interest-earning assets	2,637	(4,258)	(1,621)	1,029	(1,621)	(592)
Interest expense:						
Deposits	699	(5,906)	(5,207)	797	(506)	291
Borrowed funds	1,058	(892)	166	(282)	(398)	(680)
Total interest-bearing liabilities	1,757	(6,798)	(5,041)	515	(904)	(389)
Net interest income	$ 880	$ 2,540	$ 3,420	$ 514	$ (717)	$ (203)

Provision for Loan Losses

The provision for loan losses charged to operations was $740,000 during 2002, compared to $460,000 during 2001 and $970,000 during 2000. The provision for 2000 included an increase of approximately $670,000 made in response to a detailed review of the Bank's loan portfolio. Management's decision to increase the loan loss reserve was considered appropriate in light of the successful expansion in the commercial loan portfolio and was not in response to any significant increase in non-performing assets. While commercial loans typically earn a higher yield than traditional residential mortgage loans, they pose an incrementally higher level of credit risk to the Company. A review of the portfolio during the first quarter of 2000 highlighted this trend in the portfolio and prompted management to make this provision. The commercial loan portfolio continues to expand which is why the provision for loan losses continued to increase in 2002 over 2001. Nonperforming assets at December 31, 2002 were $1.2 million compared to $3.8 million at December 31, 2001 and $925,000 at December 31, 2000. Net charge-offs for 2002 were $326,000 compared to $97,000 during 2001 and $117,000 during 2000. At December 31, 2002, the allowance for loan losses was 0.75% of net loans as compared to 0.67% for 2001 and 0.62% for 2000. The allowance for loan losses increased to $2.9 million at December 31, 2002 compared to $2.5 million at December 31, 2001 and $2.2 million at December 31, 2000. Management considers this level to be appropriate based on lending volume, the current level and types of delinquencies and other nonperforming assets, historical charge off patterns, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

Noninterest Income

Total noninterest income increased to $4.8 million during 2002, an increase of $2.7 million or 133.0% over 2001. This compares to $2.0 million and $1.7 million during 2001 and 2000, respectively. The major component in the year 2002 that had the most impact on noninterest income was the gain on sale of loans resulting in net gains of $1.9 million versus a gain of $11,000 in 2001. These gains were realized primarily as a result of the purchase of Lumina. There was also a gain on sale of real estate of $465,000 in 2002 but no similar transaction in 2001. Service charges and fees on loans decreased to $649,000 (11.2%) during the year 2002 as compared to $731,000 (63.6%) for 2001 and $447,000 in 2000. The decrease in service charges and fees on loans for 2002 was mainly due to a decrease in loan settlement service fees for loans processed for others and loans serviced for others. The increase in 2001 was due to the fact that the program for settlement services processed for others began in May 2000. Bank-owned life insurance earnings increased to $399,000 (298.1%) in 2002 from $100,000 in 2001. This insurance was purchased in September of 2001. Other income increased to $223,000 (111.7%) during the year 2002 as compared to $105,000 (5.6%) for 2001 and $100,000 in 2000. The majority of the increase can be attributed to the increase in commissions for annuity sales and mutual funds, through UVEST Investment Services sold in 2002.

Noninterest Expense

Total noninterest expense was $11.9 million during the year 2002, an increase of $2.6 million or 27.8% from 2001. The major increase in noninterest expense during the year 2002 can be attributed to compensation and related costs increasing to $7.0 million (36.9%) in 2002 as compared to $5.1 million in 2001 and $6.0 million in 2000. The increase was due to increases in incentive based pay, costs of benefits, staffing levels and normal increases in salaries as well as higher personnel costs as a result of the purchase of Lumina. The decrease in 2001 of 15.2% was due to a modification of the defined benefit plan and a onetime early retirement offering to certain employees. The Bank's occupancy and equipment expense was $2.3 million during 2002, an increase of 11.7 % as compared to $2.1 million in 2001 and $2.0 million in 2000. The increase in the years 2002 and 2001 can be attributed to additional maintenance necessary to keep the buildings and equipment in good repair, increases in property tax, increases in the cost of data processing services, and normal increases in utility expenses as well as the purchase of Lumina in 2002. Advertising cost for the year 2002 was $358,000, an increase of 28.8% as compared to $278,000 in 2001 and $398,000 in 2000. The reduction in advertising in 2001 can be attributed to a more conservative advertising policy that year. Other operating expense was $1.6 million, an increase of 3.0% as compared to $1.6 million in 2001 and $1.4 million in 2000. The majority of the increase in 2001 can be attributed to credits the Bank received in 2000 for phone lines for data processing. No such credits were received in 2002 and 2001.

Income Taxes

The effective tax rate for the years ended December 31, 2002, 2001 and 2000 was 36.2%, 35.5% and 33.6% respectively. The lower effective tax rate in 2000 was due to higher relative levels of state tax-exempt income.

Note Regarding Forward-Looking Statements

In addition to historical information contained herein, the discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations, and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation, changes in the Company's regulatory environment and the Company's market area generally.

SELECTED QUARTERLY DATA

The following table contains selected financial data for the Company on a quarterly basis for the previous eight quarters.

	2002				2001			
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Dollars in Thousands							
Selected Quarter-End Balances:								
Assets	$ 504,210	$ 498,035	$ 479,435	$ 462,846	$ 458,114	$ 443,781	$ 427,992	$ 417,408
Loans, net	390,876	386,940	384,871	375,125	373,458	364,306	351,104	349,136
Securities	49,935	51,298	48,438	47,354	47,970	47,441	51,650	42,767
FHLB stock	4,055	4,155	4,155	4,155	4,155	3,755	3,755	3,755
Deposits	357,254	359,873	360,536	352,083	339,830	340,615	338,985	328,566
Borrowed funds	104,678	96,133	80,929	74,295	83,097	68,098	55,099	55,100
Stockholders' equity	38,448	37,065	35,776	34,142	33,618	33,010	31,873	31,375
	Dollars in Thousands							
Selected Operations Data:								
Interest income	$ 7,374	$ 7,366	$ 7,393	$ 7,362	$ 7,505	$ 7,870	$ 7,825	$ 7,918
Interest expense	3,234	3,380	3,502	3,758	4,375	4,747	4,823	4,972
Net interest income	4,140	3,986	3,891	3,604	3,130	3,123	3,002	2,946
Provision for loan losses	220	120	120	280	160	120	90	90
Noninterest income	1,666	1,274	604	1,210	630	533	462	415
Noninterest expenses	3,450	3,277	2,611	2,550	2,362	2,292	2,275	2,374
Income before income taxes	2,136	1,863	1,764	1,984	1,238	1,244	1,099	897
Net income	1,305	1,220	1,131	1,288	806	805	703	574
Selected Financial Ratios and Other Data:								
Return on average assets	1.06%	1.02%	0.98%	1.13%	0.72%	0.74%	0.67%	0.56%
Return on average equity	13.65%	13.29%	12.91%	14.99%	9.59%	9.87%	8.77%	7.31%
Average stockholders' equity to average assets	7.74%	7.69%	7.57%	7.53%	7.52%	7.53%	7.63%	7.59%
Per Share Data:								
Earnings per:								
Common share - basic	$ 0.46	$ 0.43	$ 0.40	$ 0.45	$ 0.29	$ 0.29	$ 0.25	$ 0.21
Common share - diluted	$ 0.46	$ 0.43	$ 0.40	$ 0.45	$ 0.28	$ 0.28	$ 0.25	$ 0.20
Cash dividends declared	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Tangible book value	$ 13.56	$ 13.07	$ 12.62	$ 11.86	$ 11.86	$ 11.69	$ 11.38	$ 11.20
Number of common shares outstanding	2,835,947	2,835,947	2,835,947	2,835,447	2,835,447	2,823,271	2,800,975	2,800,975

Independent Auditors' Report

The Board of Directors
Cooperative Bankshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Raleigh, North Carolina
January 24, 2003

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and due from banks, noninterest-bearing	$	11,858,603	10,709,799
Interest-bearing deposits in other banks		—	1,585,779
Total cash and cash equivalents		11,858,603	12,295,578
Securities:			
Available for sale (amortized cost of $41,033,409 in 2002 and $42,661,527 in 2001)		42,075,212	42,970,180
Held to maturity (estimated market value of $8,009,087 in 2002 and $5,282,815 in 2001)		7,859,955	5,000,000
FHLB stock		4,054,700	4,154,900
Loans held for sale		25,659,935	—
Loans		393,812,940	375,980,628
Less allowance for loan losses		2,936,795	2,522,737
Net loans		390,876,145	373,457,891
Other real estate owned		619,163	759,272
Accrued interest receivable		2,239,826	2,637,367
Premises and equipment, net		7,019,219	6,471,715
Prepaid expenses and other assets		11,946,819	10,367,162
Total assets	$	504,209,577	458,114,065
Liabilities and Stockholders' Equity			
Deposits	$	357,254,096	339,830,052
Short-term borrowings		61,585,827	35,000,000
Escrow deposits		223,604	220,944
Accrued interest payable		284,568	264,391
Accrued expenses and other liabilities		3,320,629	1,083,242
Long-term obligations		43,092,592	48,097,156
Total liabilities		465,761,316	424,495,785
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, $1 par value: 3,000,000 shares authorized, no shares issued and outstanding		—	—
Common stock, $1 par value: 7,000,000 shares authorized, 2,835,947 and 2,835,447 issued and outstanding		2,835,947	2,835,447
Additional paid-in capital		2,440,645	2,435,720
Accumulated other comprehensive income		635,500	188,278
Retained earnings		32,536,169	28,158,835
Total stockholders' equity		38,448,261	33,618,280
Total liabilities and stockholders' equity	$	504,209,577	458,114,065

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income:			
Loans	$ 26,611,364	27,980,414	28,694,889
Securities	2,613,110	2,611,299	2,332,743
Other	51,633	271,767	390,285
Dividends on FHLB stock	219,730	253,918	291,036
Total interest income	29,495,837	31,117,398	31,708,953
Interest expense:			
Deposits	10,148,866	15,352,845	15,061,870
Borrowed funds	3,726,021	3,563,469	4,242,721
Total interest expense	13,874,887	18,916,314	19,304,591
Net interest income	15,620,950	12,201,084	12,404,362
Provision for loan losses	740,000	460,000	970,000
Net interest income after provision for loan losses	14,880,950	11,741,084	11,434,362
Noninterest income:			
Gain on sale of loans	1,852,388	11,150	245
Net gain (loss) on sale of securities	135,182	125,172	(287,282)
Service charges and fees on loans	649,074	731,338	446,922
Deposit-related fees	1,030,429	967,171	827,432
Gain on sale of real estate	464,977	—	582,583
Bank-owned life insurance earnings	398,528	100,104	—
Other income, net	223,008	105,324	99,694
Total noninterest income	4,753,586	2,040,259	1,669,594
Noninterest expenses:			
Compensation and fringe benefits	7,016,029	5,124,945	6,046,774
Occupancy and equipment	2,317,141	2,073,635	1,994,560
Professional and examination fees	570,229	238,681	310,363
Advertising	357,775	277,758	397,662
Real estate owned	14,300	22,053	36,031
Other	1,612,495	1,566,080	1,407,797
Total other operating expenses	11,887,969	9,303,152	10,193,187
Income before income taxes	7,746,567	4,478,191	2,910,679
Income tax expense	2,802,070	1,589,248	979,004
Net income	$ 4,944,497	2,888,943	1,931,675
Net income per share:			
Basic	$ 1.74	1.03	.71
Diluted	1.73	1.02	.69
Weighted average common shares outstanding:			
Basic	2,835,712	2,797,317	2,714,216
Diluted	2,859,014	2,823,191	2,805,611

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

Years ended December 31, 2002, 2001 and 2000

		2002	2001	2000
Net income	$	4,944,497	2,888,943	1,931,675
Other comprehensive income:				
Unrealized gain arising during the year		868,332	385,127	286,808
Tax expense		(338,649)	(150,201)	(111,855)
Reclassification to realized (gain) loss		(135,182)	(125,172)	287,282
Tax expense (benefit)		52,721	48,817	(112,040)
Other comprehensive income		447,222	158,571	350,195
Comprehensive income	$	5,391,719	3,047,514	2,281,870

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2002, 2001 and 2000

		Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss), net	Retained earnings	Total stockholders' equity
Balance, December 31, 1999	$	2,687,919	2,531,998	(320,488)	24,443,871	29,343,300
Exercise of stock options		73,076	132,959	—	—	206,035
Tax benefit of stock option exercise		—	4,251	—	—	4,251
Repurchase of stock (46,385 shares)		(46,385)	(434,272)	—	—	(480,657)
Other comprehensive income, net of taxes		—	—	350,195	—	350,195
Net income for year		—	—	—	1,931,675	1,931,675
Cash dividends ($.20 per share)		—	—	—	(542,620)	(542,620)
Balance, December 31, 2000		2,714,610	2,234,936	29,707	25,832,926	30,812,179
Exercise of stock options		141,537	392,364	—	—	533,901
Tax benefit of stock option exercise		—	60,372	—	—	60,372
Stock traded to exercise options (20,700 shares)		(20,700)	(251,952)	—	—	(272,652)
Other comprehensive income, net of taxes		—	—	158,571	—	158,571
Net income for year		—	—	—	2,888,943	2,888,943
Cash dividends ($.20 per share)		—	—	—	(563,034)	(563,034)
Balance, December 31, 2001		2,835,447	2,435,720	188,278	28,158,835	33,618,280
Exercise of stock options		500	4,925	—	—	5,425
Other comprehensive income, net of taxes		—	—	447,222	—	447,222
Net income for year		—	—	—	4,944,497	4,944,497
Cash dividends ($.20 per share)		—	—	—	(567,163)	(567,163)
Balance, December 31, 2002	$	2,835,947	2,440,645	635,500	32,536,169	38,448,261

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

		2002	2001	2000
Net income	$	4,944,497	2,888,943	1,931,675
Adjustments to reconcile net income to net cash provided by operating activities:				
Net accretion and amortization		300,135	45,494	15,085
Depreciation		801,173	669,842	639,291
Net (gain) loss on sale of securities		(135,182)	(125,172)	287,282
Gain on sale of loans		(1,777,314)	(11,150)	(245)
Deferred tax benefit		(3,990)	(276,589)	(695,383)
Loss (gain) on sales of premises and equipment		(464,977)	8,621	(130)
Gain on sale of branch office		—	—	(582,583)
Loss (gain) on sales of foreclosed real estate		(6,855)	3,793	22,681
Valuation losses on foreclosed real estate		108,738	36,330	—
Provision for loan losses		740,000	460,000	970,000
Proceeds from sales of loans		106,027,979	506,245	44,560
Loan originations held for sale		(129,910,600)	—	—
Changes in assets and liabilities:				
Accrued interest receivable		397,541	139,037	(309,675)
Prepaid expenses and other assets		(148,324)	(843,020)	890,265
Accrued interest payable		20,177	(36,005)	(169,702)
Accrued expenses and other liabilities		2,225,719	269,985	496,507
Net cash provided (used) by operating activities		(16,881,283)	3,736,354	3,539,628
Purchases of securities available for sale		(29,203,805)	(82,123,753)	(10,000,000)
Purchases of securities held to maturity		(4,165,348)	—	(986,604)
Purchase of Lumina Mortgage Company		(773,188)	—	—
Proceeds from maturity of securities available for sale		—	16,000,000	5,000,000
Proceeds from sale of securities available for sale		24,058,015	43,107,351	16,277,957
Proceeds from maturities of securities held to maturity		—	8,000,000	—
Repayments of mortgage-backed securities available for sale		6,721,816	2,413,006	213,783
Repayments of mortgage-backed securities held to maturity		1,192,533	—	—
Loan originations, net of principal repayments		(18,229,406)	(28,078,369)	(15,451,318)
Proceeds from disposals of foreclosed real estate		221,207	643,413	353,420
Purchases of premises and equipment		(1,311,187)	(902,513)	(789,299)
Proceeds from sales of premises and equipment		499,071	3,518	68,154
Net cash paid related to sale of branch office		—	—	(5,156,761)
Net expenditures on foreclosed real estate		(111,829)	(35,352)	(14,985)
Purchases of FHLB stock		(350,000)	(399,600)	—
Proceeds from sale of FHLB stock		450,200	—	—
Purchases of life insurance		(1,000,000)	(8,088,704)	—
Net cash used in investing activities		(22,001,921)	(49,461,003)	(10,485,653)
Net increase in deposits		17,424,044	12,517,728	29,576,608
Net proceeds (repayments) on short-term borrowings		6,585,827	5,000,000	(40,000,000)
Repayments on long-term obligations		(4,564)	(4,321)	(4,090)
Proceeds received on long-term obligations		15,000,000	23,000,000	20,000,000
Proceeds from issuance of common stock, net		5,425	261,249	206,035
Purchase and retirement of common stock		—	—	(480,657)
Dividends paid		(567,163)	(563,034)	(406,890)
Net change in escrow deposits		2,660	(339,831)	218,071
Net cash provided by financing activities		38,446,229	39,871,791	9,109,077
Increase (decrease) in cash and cash equivalents		(436,975)	(5,852,858)	2,163,052
Cash and cash equivalents:				
Beginning of year		12,295,578	18,148,436	15,985,384
End of year	$	11,858,603	12,295,578	18,148,436

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash paid for:			
Interest	$ 13,854,710	18,952,319	19,305,008
Income taxes	2,597,763	1,699,583	1,739,500
Summary of noncash investing and financing activities:			
Transfer from loans to other real estate owned	989,602	1,151,318	351,201
Transfer of premises and equipment to other real real estate owned	—	21,427	—
Loans to facilitate the sale of foreclosed real estate	918,450	—	—
Unrealized gains (losses) on securities available for sale, net of taxes	447,222	158,571	350,195
Transfer of securities from held to maturity to available for sale at fair value	—	5,946,000	—
Long-term obligations reclassified to short-term borrowings	20,000,000	15,000,000	15,000,000

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(1) Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the Company), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly owned subsidiary, Cooperative Bank (the Bank), and the Bank's wholly owned subsidiaries, Lumina Mortgage Company, Inc. (Lumina) and CS&L Holdings, Inc. (Holdings) and Holdings' wholly owned subsidiary, CS&L Real Estate Trust, Inc. (REIT). All significant intercompany transactions have been eliminated.

Nature of Operations

The Company operates 20 offices (including 16 full service branches) in Eastern North Carolina and North Myrtle Beach, South Carolina and Virginia Beach, Virginia and offers a wide range of banking services including deposits, bankcards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary source of revenue is interest income from its loan and securities portfolios.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates made by the Company in the preparation of the consolidated financial statements are the determination of the reserve for loan losses and fair value estimates.

Reclassifications

Certain items included in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on the net income or stockholders' equity as previously reported.

Significant Accounting Policies

The significant accounting policies of the Company are summarized below:

(a) Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions.

Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2002, the daily average gross reserve requirement was $823,000.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(b) Securities

Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net income and reported as other comprehensive income and included as a separate component of stockholders' equity.

Premiums are amortized and discounts are accreted using the effective interest method over the remaining terms of the related securities. Gains and losses on the sales of securities are determined using the specific-identification method and are included in noninterest income at the time of sale.

(c) FHLB Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) System, is required to maintain an investment in capital stock of the FHLB of Atlanta in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value. The FHLB stock is carried at cost.

(d) Loans Held for Sale

As a part of its normal business operations, the Company originates mortgage loans that have been approved by secondary investors. The Company issues a rate lock commitment to a customer and concurrently "locks in" with a secondary market investor under a best efforts delivery mechanism. The terms of the loan are set by the secondary investors and are transferred within several weeks of the Company initially funding the loan. The Company receives origination fees from borrowers and servicing release premiums from the investors that are recognized on the Statement of Operations in the line item "gain on sale of loans". Between the initial funding of the loans by the Company and the subsequent purchase by the investor, the Company carries the loans on its balance sheet at cost.

(e) Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses, unearned discounts and net deferred loan origination fees and costs. Interest income on loans is recorded on the accrual basis based upon the principal amount outstanding. Deferred loan fees and costs and unearned discounts are amortized to interest income over the contractual life of the loan using the interest method. If a loan is sold, the remaining deferred loan fees and costs are included in gain on sale of loans in the period the loan is sold.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosure". Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. As permitted by the Statement, smaller-balance homogeneous loans which consist primarily of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.

The allowance for loan losses is established through a provision charged to income. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay. It is possible that such factors in management's evaluations of the adequacy of the allowance for loan losses will change. Thus, future additions to the allowance may be necessary based on the impact of changes in economic conditions.

Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

(f) ***Income Recognition on Impaired and Nonaccrual Loans***

Loans, including impaired loans, are generally classified as nonaccrual if they are past due for a payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

(g) ***Transfers and Servicing of Financial Assets***

There were $8,832,200 and $470,400 in loans sold in 2002 and 2001, respectively, with retained servicing rights. The recorded balance of the rights to service mortgage loans for others was $73,240 at December 31, 2002 as compared to $3,898 at December 31, 2001 and is included in other assets. There were no loan sales in 2000 with retained servicing rights.

Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis less the amortized amount for retained servicing rights and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

(h) ***Other Real Estate Owned***

Other real estate owned is recorded initially at the lower of the loan balance or estimated fair value of the property less estimated costs to sell at the date of foreclosure and subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed.

(i) ***Premises and Equipment***

Premises and equipment are carried at cost less accumulated depreciation and amortization. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. Useful lives range from 15 to 40 years for buildings and 5 to 10 years for furniture and equipment. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Repairs and maintenance are charged to expense as incurred.

(j) ***Income Taxes***

Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(k) Stock-Based Compensation

On January 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock–Based Compensation". As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The option exercise price is the market price of the common stock on the date the option is granted. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

		Year ended December 31,		
		2002	**2001**	**2000**
Net income, as reported	$	4,944,497	2,888,943	1,931,675
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(60,543)	(29,097)	(46,905)
Proforma net income	$	4,883,954	2,859,846	1,884,770
Earnings per share:				
Basic – as reported	$	1.74	1.03	0.71
Basic - proforma	$	1.72	1.02	0.69
Diluted- as reported	$	1.73	1.02	0.69
Diluted - proforma	$	1.71	1.01	0.67

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000. The weighted average fair values of options granted in 2002, 2001 and 2000 were $3.60, $2.65 and $1.85, respectively.

	2002	**2001**	**2000**
Risk-free interest rate	4.79%	4.86%	6.00%
Dividend yield	1.45%	1.85%	2.00%
Expected volatility	25%	20%	20%
Expected lives (in years)	8	8	5

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(l) Comprehensive Income

The Company reports as comprehensive income all changes in stockholders' equity during the year from nonowner sources. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company's only component of other comprehensive income is unrealized gains and losses on securities available for sale.

(m) Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires that public business enterprises report certain information about operating segments. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segments and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

The Company has determined that it operates primarily in one operating segment, the providing of general commercial financial services to customers located in the single geographic area of Eastern North Carolina, Southeastern Virginia and Northeastern South Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

(n) New Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement is effective for fiscal years beginning after June 15, 2000, with earlier adoption permitted, as amended by SFAS No. 137. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. On January 1, 2001, the Company transferred held-to-maturity investment securities with an amortized cost of approximately $5,978,000 to the available-for-sale category at fair value as allowed by SFAS No. 133. The unrealized loss at the time of transfer was approximately $32,000 before tax. Such transfers from the held-to-maturity category at the date of initial adoption shall not call into question the Company's intent to hold other debt securities to maturity in the future.

The Company does not engage in hedging activities except for the buy and sell commitments for loans held for sale, which are deemed immaterial due to the fact the Company issues a rate lock commitment to a customer and concurrently "locks in" the loan with a secondary market investor under a best efforts delivery mechanism. Therefore, market risk is mitigated because any commitments to fund a loan available for sale is concurrently hedged by a commitment from an investor to purchase the loan under the same terms. Loans are usually sold within 60 days after closing. Other than the aforementioned transfer of securities, the adoption of the Statement had no material impact on the Company.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

On July 1, 2001, the Company adopted SFAS No. 141, "Business Combinations". This Statement improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method – the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. The purchase method was used in recording the acquisition of Lumina Mortgage Company.

On January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". This Statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company did not have any goodwill until the purchase of Lumina Mortgage Company on May 31, 2002. This purchase created goodwill in the amount of $661,543. In accordance with Statement No. 142, this goodwill will not be amortized but instead will be tested for impairment annually.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by a sale. The Company adopted the provisions of SFAS No. 144 on January 1, 2002. The implementation did not have a material impact on the Company's consolidated financial statements.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions". This Statement requires financial institutions to subject all of their goodwill, including amounts previously recorded as intangible assets relating to transactions now determined to be business combinations under SFAS No. 147, to an annual impairment test instead of amortizing the asset over its estimated useful life. The adoption of SFAS No. 147 on October 1, 2002 did not have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest equity created before February 1, 2003, the interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

(2) Securities

Securities as of December 31, 2002 and 2001 are summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
2002:				
Securities available for sale:				
U.S. Government and agency securities	$ 19,104,121	558,725	—	19,662,846
Mortgage-backed securities	14,457,784	348,228	—	14,806,012
Marketable equity securities	4,975,000	99,500	—	5,074,500
Corporate bonds	2,496,504	59,743	24,393	2,531,854
Total	$ 41,033,409	1,066,196	24,393	42,075,212
Securities held to maturity:				
U.S. Government and agency securities	$ 5,000,000	122,600	—	5,122,600
Mortgage-backed securities	2,859,955	26,532	—	2,886,487
	$ 7,859,955	149,132	—	8,009,087

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

		Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
2001:					
Securities available for sale:					
U.S. Government and agency securities	$	25,600,964	268,987	112,134	25,757,817
Mortgage-backed securities		11,070,696	120,060	67,456	11,123,300
Marketable equity securities		4,984,950	114,425	—	5,099,375
Corporate bonds		1,004,917	—	15,229	989,688
Total	$	42,661,527	503,472	194,819	42,970,180
Securities held to maturity:					
U.S. Government and agency securities	$	5,000,000	282,815	—	5,282,815

The maturities of securities at December 31, 2002 are summarized as follows:

		Amortized cost	Estimated market value
Held to maturity:			
Within 1 year	$	5,000,000	5,122,600
Mortgage-backed securities		2,859,955	2,886,487
	$	7,859,955	8,009,087
Available for sale:			
Within 1 year	$	300,516	306,000
After 1 year through 5 years		12,697,765	12,983,166
After 5 years through 10 years		8,602,344	8,905,534
Marketable equity securities		4,975,000	5,074,500
Mortgage-backed securities		14,457,784	14,806,012
	$	41,033,409	42,075,212

Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties.

For the three years ended December 31, 2002, sales of investment securities resulted in gross realized gains of $135,182 in 2002, gross realized gains of $125,172 in 2001, gross realized gains of $4,697 and gross realized losses of $291,979 in 2000.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Investment securities having an aggregate carrying value of $13,905,534 at December 31, 2002 were pledged to secure public funds on deposit. Investment securities having an aggregate carrying value of $511,312 at December 31, 2002 were pledged to secure repurchase agreements. Investment securities having an aggregate carrying value of $987,720 at December 31, 2002 were pledged to secure the Treasury tax and loan account with the Federal Reserve Bank.

(3) Loans

Loans at December 31, 2002 and 2001 are summarized as follows (in thousands):

		2002	2001
Real estate:			
Construction and land development	$	51,431	62,142
Mortgage:			
1-4 family residential		204,395	209,622
Multi-family residential		17,044	15,626
Commercial		87,257	55,664
Equity line		14,541	13,131
Other		363	254
Total real estate loans		375,031	356,439
Commercial, industrial and agricultural		13,717	13,430
Consumer		6,396	7,285
Total gross loans		395,144	377,154
Unamortized net deferred fees		(1,331)	(1,173)
Loans	$	393,813	375,981

In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2002 (in thousands):

Balance at beginning of year	$	6,380
New loans		2,503
Repayments		(1,076)
Balance at end of year	$	7,807

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Activity in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 is summarized as follows (in thousands):

		2002	2001	2000
Balance at beginning of year	$	2,523	2,160	1,306
Provision for loan losses		740	460	970
Loans charged-off		(360)	(106)	(146)
Recoveries		34	9	30
Balance at end of year	$	2,937	2,523	2,160

The following is a summary of nonperforming assets at December 31, 2002 and 2001 (in thousands):

		2002	2001
Loans 90 days past due and still accruing interest	$	249	2,563
Nonaccrual loans		335	505
Other real estate owned		619	759
Total	$	1,203	3,827

At December 31, 2002, 2001 and 2000, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $334,289, $505,378 and $332,779, respectively, with no corresponding valuation allowances. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in impaired loans was approximately $254,000, $513,000 and $204,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December 31, 2002 and 2001 (in thousands):

		2002	2001
Undisbursed portion of home equity lines of credit collateralized primarily by junior liens on 1-4 family properties	$	14,130	12,031
Other commitments and credit lines		13,843	15,755
Undisbursed portion of construction loans		32,667	33,728
Fixed-rate mortgage loan commitments		879	618
Adjustable-rate mortgage loan commitments		5,614	1,881
Available-for-sale mortgage loan commitments		3,729	—
Total	$	70,862	64,013

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

As commitments may expire unused, the total commitment amount does not necessarily represent future cash requirements.

The Company, through its normal lending activity, originates and maintains loans which are substantially concentrated in Eastern North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company and such changes could be significant.

The Company originates both adjustable and fixed interest rate loans. The adjustable-rate loans have interest rate adjustment limitations and are indexed to various nationally recognized indexes or financial instruments. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short term deposits that have been primarily utilized to fund these loans.

Mortgage loans serviced for others approximated $44,809,000, $56,041,000 and $74,140,000 at December 31, 2002, 2001 and 2000, respectively.

(4) Premises and Equipment

Premises and equipment at December 31, 2002 and 2001 are summarized as follows (in thousands):

		2002	2001
Land	$	2,526	1,984
Buildings		5,539	5,524
Leasehold improvements		369	308
Furniture and equipment		6,516	5,786
		14,950	13,602
Less accumulated depreciation and amortization		(7,931)	(7,130)
Premises and equipment, net	$	7,019	6,472

(5) Deposits

Deposits at December 31, 2002 and 2001, are summarized as follows (in thousands):

		2002	2001
Demand	$	19,800	17,716
Checking with interest		20,630	18,523
Money market accounts		24,213	24,862
Savings		20,345	20,175
Time deposits of $100 or more		85,831	74,610
Other time deposits		186,435	183,944
Total	$	357,254	339,830

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

At December 31, 2002, the scheduled maturities of time deposits were (in thousands):

2003	$	209,351
2004		59,689
2005		2,964
2006		100
2007		81
Thereafter		81
Total time deposits	$	272,266

(6) Borrowed Funds

Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2002 and 2001 are summarized as follows:

	2002	WAR	2001	WAR
Advances from FHLB	$ 81,000,000	3.84%	$ 83,000,000	4.59%
Affordable Housing Program Advances from FHLB	92,592	3.50%	97,156	3.50%
Advances for loans held for sale	23,485,233	4.09%	—	—
Repurchase agreements	100,594	0.70%	—	—
Total	$ 104,678,419		$ 83,097,156	

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2002 was approximately $115,762,000. This agreement with the FHLB provides for a line of credit up to 25% of the Bank's assets. The maximum month end balances were $83 million, $83 million and $75 million during the years ended December 31, 2002, 2001 and 2000, respectively. Annual principal maturities of Federal Home Bank advances for the years subsequent to December 31, 2002 are as follows:

2003	$	38,000,000
2004		15,000,000
2006		5,000,000
2010		10,000,000
2011		13,000,000
	$	81,000,000

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.50% and mature at various times between November 2015 and January 2016.

Lumina borrows money on a short-term basis principally from another financial institution to fund its loans that are held for sale. At December 31, 2002, the balance of this borrowing was $23.5 million. Borrowings for loans that were funded from this line of credit within 60 days were at a rate of 3.63% and borrowings for loans that were funded more than 60 days ($2.3 million) were at a rate of 8.25%. This borrowing is collateralized by mortgage loans held for sale. When a loan is sold, the proceeds are used to repay the borrowing. Loans are usually sold within 60 days. This borrowing agreement provides for a maximum line of credit up to $10 million, but the financial institution continues to supply sufficient funds for loans originated by Lumina during the large volume increase caused by the current low interest rate environment.

Cooperative enters into agreements with customers to transfer excess funds in a demand account into a repurchase agreement. Under the repurchase agreement, the Bank sells the customer an interest in securities that are direct obligations of the United States Government. The customer's interest in the underlying security shall be repurchased by the Bank at the opening of the next banking day. The rate fluctuates weekly and is tiered, with the highest rate being .50% below the 90-day Treasury Bill.

(7) Regulatory Matters and Capital Requirements

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2002, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

As of December 31, 2002 and 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The Bank's actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

			Minimum Ratio to Maintain Well-Capitalized Status	
	2002	**2001**	**2002**	**2001**
Risk-based capital:				
Tier I capital	$ 37,193	33,428		
Total capital	40,130	35,951		
Risk-adjusted assets	364,763	326,820		
Quarterly average tangible assets	494,455	447,214		
Tier I capital ratio	10.20%	10.23%	6.00%	6.00%
Total capital ratio	11.00%	11.00%	10.00%	10.00%
Leverage capital ratio	7.52%	7.47%	5.00%	5.00%

A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $2,219,170 at December 31, 2002.

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Bank to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

(8) Benefit Plans

The Company participates in a qualified, noncontributory, defined-benefit, multi-employer retirement plan (the Plan) covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last five years of employment.

Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. Expenses related to this Plan were $164,618, $34,537 and $303,803 for the years 2002, 2001 and 2000, respectively.

During 2000, the Company made certain changes to its defined benefit plan. As a result of these changes, three executives of the Company decided to take early retirement. The Company established a deferred compensation plan for these executives, which resulted in a pre-tax charge of approximately $686,000.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The Bank maintains a Supplemental Retirement 401(k) Plan (the 401(k)). Employees are able to contribute up to 15% of their eligible annual compensation to the 401(k) subject to Internal Revenue Service limitations. The Bank matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2002, 2001 and 2000.

The compensation expense incurred by the Company for the 401(k) was $90,098, $78,585 and $107,784 for the years ended December 31, 2002, 2001 and 2000, respectively.

Lumina also maintains a 401(k) plan for its employees. Participants are able to contribute up to 20% of their eligible annual compensation to this plan subject to Internal Revenue Service limitations. The Company does not match employee contributions.

(9) Earnings Per Share

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Net income (numerator)	$ 4,944,497	2,888,943	1,931,675
Shares for basic EPS (denominator)	2,835,712	2,797,317	2,714,216
Dilutive effect of stock options	23,302	25,874	91,395
Shares for diluted EPS (denominator)	2,859,014	2,823,191	2,805,611

For the years ended December 31, 2002, 2001 and 2000, there were 14,204, 14,204 and 114,043, respectively, of options outstanding that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the 2002, 2001 and 2000 calculations of the dilutive effect of stock options.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(10) Income Taxes

Income tax expense consists of the following components for the years ended December 31, 2002, 2001 and 2000:

		2002	2001	2000
Current tax expense:				
Federal	$	2,379,444	1,651,815	1,525,540
State		426,616	214,022	148,847
Total current tax expense		2,806,060	1,865,837	1,674,387
Deferred tax expense (benefit):				
Federal		(113,579)	(227,083)	(570,120)
State		109,589	(49,506)	(125,263)
Total deferred tax benefit		(3,990)	(276,589)	(695,383)
Total tax expense	$	2,802,070	1,589,248	979,004

The components of the net deferred tax asset at December 31, 2002 and 2001 are as follows:

		2002	2001
Deferred tax assets:			
Allowance for loan losses	$	1,132,134	972,515
Deferred compensation		226,150	207,118
Total gross deferred tax assets		1,358,284	1,179,633
Valuation allowance		(82,469)	—
Total net deferred tax assets		1,275,815	1,179,633
Deferred tax liabilities:			
Deferred loan fees		120,264	167,046
FHLB stock		169,829	190,467
Excess of book over tax basis of equipment		186,755	204,231
Unrealized gain on securities available for sale		406,303	120,376
Like kind exchange of real estate		179,249	—
Other		3,456	5,618
Total		1,065,856	687,738
Net deferred tax asset	$	209,959	491,895

The Company has established a valuation allowance at December 31, 2002 because management has determined that it is more likely than not that some of the deferred tax assets will not be realized. For the year ended December 31, 2002, the valuation allowance increased $82,469.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2002, 2001 and 2000 are as follows:

		2002	2001	2000
Income taxes at federal tax rate	$	2,633,833	1,522,585	989,631
Increase (decrease) resulting from:				
State income taxes, net of federal income tax benefit		353,895	108,581	15,565
Cash surrender value of bank owned life insurance		(135,500)	(34,035)	—
Tax exempt securities		(72,701)	(36,350)	—
Other		22,543	28,467	(26,192)
Total	$	2,802,070	1,589,248	979,004

Retained earnings at December 31, 2002 and 2001 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank's stock.

(11) Stock Option Plan

The Company has a Stock Option Plan (the Option Plan) for selected employees of the Company and for nonemployee directors. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to key employees and directors by facilitating their purchase of a stock interest in the Company.

The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The option exercise price is the market price of the common stock on the date the option is granted. Options are fully vested and exercisable upon being granted.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

A summary of the status of the Option Plan as of December 31, 2002, 2001 and 2000, and changes during the years then ended is presented below:

	2002			2001			2000		
	Number		Weighted average option price	Number		Weighted average option price	Number		Weighted average option price
Options outstanding, beginning of year	117,943	$	11.37	246,457	$	6.85	281,118	$	5.03
Granted	25,500		10.85	18,000		13.38	38,415		10.58
Exercised	(500)		10.85	(141,537)		3.77	(73,076)		2.82
Forfeited	(1,000)		11.00	(4,977)		10.86	—		—
Options outstanding, end of year	141,943	$	11.28	117,943	$	11.37	246,457	$	6.85

The following table summarizes additional information about the Option Plan at December 31, 2002:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
$ 7.50	10,000	1.25 years	10,000
10.50	5,424	4.25 years	5,424
10.85	2,000	.90 years	2,000
10.85	23,000	9.00 years	23,000
10.94	9,000	6.70 years	9,000
11.00	10,315	7.00 years	10,315
11.06	60,000	6.50 years	60,000
11.50	8,000	9.00 years	8,000
14.88	10,000	8.10 years	10,000
19.50	4,204	5.00 years	4,204
	141,943	6.63 years	141,943

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(12) Parent Company Financial Information

Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 is presented below:

Condensed Statements of Financial Condition

		2002	2001
Assets:			
Cash	$	1,913	1,753
Equity investment in subsidiary		38,490,495	33,616,593
Other assets		141,797	141,772
	$	38,634,205	33,760,118
Liabilities and stockholders' equity:			
Other liabilities	$	185,944	141,838
Stockholders' equity		38,448,261	33,618,280
	$	38,634,205	33,760,118

Condensed Statements of Operations

		2002	2001	2000
Dividends from subsidiary	$	575,739	347,309	825,242
Equity in undistributed net income of subsidiary		4,426,679	2,586,569	1,114,286
Miscellaneous expenses		(57,921)	(44,935)	(7,853)
	$	4,944,497	2,888,943	1,931,675

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Condensed Statements of Cash Flows

		2002	2001	2000
Operating activities:				
Net income	$	4,944,497	2,888,943	1,931,675
Equity in undistributed net income of subsidiary		(4,426,680)	(2,586,569)	(1,114,286)
Change in other assets		(25)	(6,042)	(135,730)
Change in other liabilities		44,106	6,036	72
Net cash provided by operating activities		561,898	302,368	681,731
Financing activities:				
Proceeds from issuance of common stock, net		5,425	261,249	206,035
Purchase and retirement of common stock		—	—	(480,657)
Cash dividends paid		(567,163)	(563,034)	(406,890)
Net cash used in financing activities		(561,738)	(301,785)	(681,512)
Increase in cash and cash equivalents		160	583	219
Cash and cash equivalents, beginning of year		1,753	1,170	951
Cash and cash equivalents, end of year	$	1,913	1,753	1,170

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(13) Acquisition

On May 31, 2002, the Bank acquired the operating assets of Wilmington-based Lumina Mortgage Company. The combined resources of these two companies enable the Bank to offer a wider range of products to a larger customer base. Lumina has offices in Wilmington, North Carolina, North Myrtle Beach, South Carolina and Virginia Beach, Virginia. Their 2001 loan originations totaled $118 million. The purchase price was $740,061 in cash with two future contingent payments based on loan origination volume and meeting certain profitability goals of Lumina in the two subsequent years after the purchase. Due to the uncertainties surrounding the determination of the contingent payments, such payments have not been recorded. The two contingent payments are estimated to be approximately $650,000 each and, if made, will be recorded as additional purchase price. The goodwill created by this transaction was $661,543.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at May 31, 2002, excluding $33,127 of professional fees that were included in goodwill as part of this transaction:

Property and equipment	$	71,584
Goodwill		628,416
Other assets		51,729
Total assets acquired		751,729
Accrued expenses and other liabilities		11,668
Total liabilities assumed		11,668
Net assets acquired	$	740,061

Presented below are the unaudited proforma consolidated condensed statements of operations for the Company and Lumina Mortgage Company, for the years ended December 31, 2002 and 2001, assuming the acquisition was completed at the beginning of all periods presented. The unaudited proforma information presented below is not necessarily indicative of the results of operations that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

		Years ended	
		2002	2001
Interest income	$	29,648,777	31,569,610
Interest expense		13,973,200	19,334,494
Net interest income		15,675,577	12,235,116
Provision for loan losses		740,000	460,000
Net interest income after provision for loan losses		14,935,577	11,775,116
Noninterest income		6,167,688	5,394,986
Noninterest expense		13,235,876	12,324,831
Income before income taxes		7,867,389	4,845,271
Income tax expense		2,849,191	1,732,409
Net income	$	5,018,198	3,112,862
Net income per share:			
Basic	$	1.77	1.11
Diluted		1.76	1.10

(14) Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents

The carrying amount is a reasonable estimate of fair value.

Securities

For investments in debt securities, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

FHLB Stock

The carrying amount is a reasonable estimate of fair value.

Loans Held for Sale

The carrying amount is a reasonable estimate of fair value since they will be sold in a short period.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest

The carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of NOW, savings, and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds

Borrowed funds consist of short-term loans and FHLB borrowings with varying maturities. The fair values of these liabilities are estimated using the discounted values of the contractual cash flows. The discount rate is estimated using the rates currently in effect for similar borrowings.

Off-Balance Sheet Financial Instruments

The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 3, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

		2002		2001	
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:					
Cash and cash equivalents	$	11,859	11,859	12,296	12,296
Securities:					
Available for sale		42,075	42,075	42,970	42,970
Held to maturity		7,860	8,009	5,000	5,283
Loans held for sale		25,660	25,660	—	—
Loans, net		390,876	397,001	373,458	376,503
FHLB stock		4,055	4,055	4,155	4,155
Accrued interest receivable		2,240	2,240	2,637	2,637
Financial liabilities:					
Deposits		357,254	357,915	339,830	340,320
Borrowed funds		104,678	106,089	83,097	86,451
Accrued interest payable		285	285	264	264

(15) Stock Repurchase Plan

On October 21, 1999 the Company's Board of Directors approved a Stock Repurchase Program authorizing the Company to repurchase up to 138,000 shares, or approximately 5% of the then outstanding shares of common stock. The Company did not purchase any shares pursuant to the program during 2002 and 2001. During 2000, the Company purchased 46,385 shares at an average cost of $10.36 per share pursuant to the program.

(16) Asset Sale

During February 2002, the Company sold a parking lot for $500,000. A gain of $464,977 was realized on the sale.

During February 2000, the Company sold the Robersonville, N.C. branch with $7.1 million in deposits to Southern Bank & Trust Company. A gain of $582,583 was realized on the sale.

(Continued)

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(17) Leases

The Company has several noncancelable operating leases, primarily for office space that expire over the next twenty years. These leases generally contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $200,000, $98,000 and $62,000 during 2002, 2001 and 2000, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2002 are (in thousands):

Year ending December 31:		
2003	$	285
2004		263
2005		208
2006		138
2007		126
After 2007		1,978
Total minimum lease payments	$	2,998

Corporate Headquarters

Cooperative Bankshares, Inc.
201 Market Street
P.O. Box 600
Wilmington, North Carolina 28402
(910) 343-0181
www.coop-bank.com

Transfer Agent
First Citizens Bank
Corporate Trust Department, DAC61
P.O. Box 29522
Raleigh, North Carolina 27626-0522

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, NW Suite 600
Washington, DC 20036

Annual Meeting
The Annual Meeting of Stockholders of Cooperative Bankshares, Inc. will be held:
Hilton Wilmington Riverside
301 North Water Street, Wilmington, NC 28401
April 25, 2003 at 11:00 a.m.
All stockholders are cordially invited to attend.

Form 10-K

Copies of Form 10-K may be obtained without charge by writing to Linda B. Garland at the Corporate Headquarters address.

Additional Information
For additional information, please contact
Linda B. Garland or Todd Sammons at (910) 343-0181

Annual Disclosure Statement
"This information has not been reviewed or confirmed for accuracy or relevancy by Federal Deposit Insurance Corporation (FDIC)."

Capital Stock

Cooperative Bankshares, Inc. stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 2002, there were 2,835,947 shares outstanding, which were held by 530 stockholders of record. A $0.05 per share dividend was declared each quarter in 2002 and 2001. Stock performance for 2002 and 2001 is given in the following table

Quarterly Common Stock Data

	2002		2001	
Quarters Ended	**High**	**Low**	**High**	**Low**
December	17.000	13.850	12.400	9.500
September	15.000	13.000	13.500	9.500
June	16.000	12.040	12.500	10.800
March	12.394	10.401	15.750	9.750

Directors, Officers and Financial Centers

Board of Directors
Cooperative Bankshares, Inc.
Cooperative Bank

Frederick Willetts, III
Chairman, President & Chief Executive Officer

Paul G. Burton
President, Burton Steel Company

Russell M. Carter
President, Atlantic Corporation

F. Peter Fensel, Jr.
President, F. P. Fensel Supply Company

James D. Hundley, M.D.
President, Wilmington Orthopaedic Group P.A.

H. T. King, III
President, Hanover Iron Works, Inc.

R. Allen Rippy
Vice President, Rippy Automotive Company

O. Richard Wright, Jr.
Attorney, McGougan, Wright, Worley, Harper & Bullard

Officers of Cooperative Bank

Frederick Willetts, III	Chairman, President-Chief Executive Officer
O. C. Burrell, Jr.	Executive Vice President-Chief Operating Officer
Dickson B. Bridger	Senior Vice President-Mortgage Lending
Todd L. Sammons, CPA	Senior Vice President-Chief Financial Officer
Sandra B. Carr	Vice President-Retail Banking Operations
George B. Church	Vice President-Business Banking
Linda B. Garland	Vice President-Marketing/ Corporate Secretary
Raymond A. Martin	Vice President-Information Services
Donna H. Mitchell	Vice President-Mortgage Operations
John P. Payne, CPA	General Auditor
Susie K. Register	Vice President-Mortgage Servicing/Processing
Dare C. Rhodes	Vice President-Human Resources

Cooperative Bank Financial Center Locations

Beaufort
Belhaven
Elizabethtown
Jacksonville (2)
Kill Devil Hills
Morehead City

Tabor City
Wallace
Washington (2)
Whiteville
Wilmington (4)

Corolla -Loan Production Office

Lumina Mortgage Company Locations

Wilmington, North Carolina; North Myrtle Beach, South Carolina; Virginia Beach; Virginia

Cooperative Bank Financial Centers

1 Main Office
2 Hanover
3 Long Leaf
4 Morehead City
5 Jacksonville
6 Wallace
7 Elizabethtown
8 Tabor City
9 Beaufort
10 Jacksonville
11 Washington
12 Belhaven
13 Kill Devil Hills
15 Washington
16 Ogden
18 Whiteville

Loan Origination Office
17 Corolla



VIRGINIA
NORTH CAROLINA
SOUTH CAROLINA
HERTFORD
GATES
CAMDEN
CURRITUCK
PASQUOTANK
PERQUIMANS
CHOWAN
BERTIE
MARTIN
WASHINGTON
TYRRELL
DARE
PITT
BEAUFORT
HYDE
GREENE
WAYNE
LENOIR
CRAVEN
PAMLICO
SAMPSON
JONES
DUPLIN
ONSLOW
CARTERET
BLADEN
PENDER
NEW HANOVER
COLUMBUS
BRUNSWICK
HORRY

Cooperative Bankshares, Inc.

Corporate Headquarters
201 Market Street
P.O. Box 600
Wilmington, North Carolina 28402
www.coop-bank.com

Printed on Recycled Paper